Exhibit 4.3

AGREEMENT

ON

BUSINESS NORMALIZATION PLAN

This Agreement on the Business Normalization Plan is made and entered into by and between the Korea Deposit Insurance Corporation (“KDIC”), a special entity established and existing under the Depositor Protection Act to protect depositors and maintain the stability of the financial system, and Kyongnam Bank (“Kyongnam”), an insurance-covered and insolvent company under the Depositor Protection Act. KDIC, using the deposit insurance fund which is established, operated and maintained in the manner and procedure pursuant to the Depositor Protection Act, the Public Fund Management Special Act, and other applicable laws and regulations, intends to invest a total of W 353 billion in Kyongnam among which W 259 billion will be invested through capital injection and W 94 billion through capital contribution in order to restore business normalization, and Kyongnam hereby undertakes to fully implement in good faith the business normalization plan attached hereto as Appendix 1 (“Business Normalization Plan”), which sets forth various matters necessary for its business normalization, including but not limited to the matters specified in Article 17 Paragraph 2 of the Public Fund Management Special Act.

Article 1 Purpose

1.1	The purpose of this Agreement and the Business Normalization Plan is to set forth the matters necessary in order for KDIC to recuperate the public funds invested by it in a timely and profitable manner through the business normalization of Kyongnam.

Article 2 Obligations to implement the Business Normalization Plan

2.1	Kyongnam shall implement in good faith the Business Normalization Plan, and particularly the mandatory implementation plan attached hereto as Appendix 2 (“Mandatory Implementation Plan”) except for the occurrences of a natural disaster, material national economic crisis or any other events of the force majeure (collectively, the “Event of Force Majeure”).

2.2	Kyongnam shall obtain and submit to KDIC the Letter of Undertaking in the form designated under this Agreement as attached hereto as Appendix 3, each of which shall be signed by the incumbent officers as of the effective date of this Agreement and any other officer to be appointed by Kyongnam during the term of this Agreement.

2.3	The failure to perform any obligations hereunder as specified in Business Normalization Plan and Mandatory Implementation Plan shall mean any event where, in case the obligations are indicated by a quantitative or numerical value, Kyongnam fails to accomplish such quantity or numerical value within an agreed-upon period, and in other cases KDIC otherwise determines that Kyongnam fails to perform any obligations hereunder within an agreed-upon period considering the purposes or purports of such obligations.

2.4	Expect for the case where Kyongnam fails to perform its obligations to implement the Business Normalization Plan in the Event of Force Majeure as specified in Section 2.1 above, Kyongnam shall not claim that such failure was not caused by or resulted from its willful misconduct or negligence or any other similar reasons attributable to it. Furthermore, Kyongnam shall not claim that any problems arising out of the relationship with the officers or employees, labor unions, creditors, debtors, minor shareholders or any other interested parties of it shall be deemed as of the Events of Force Majeure.

Article 3 Detailed Implementation Plan for the Business Normalization Plan

3.1	KDIC may request Kyongnam to submit a detailed implementation plan relating to the Business Normalization Plan or Mandatory Implementation Plan, and Kyongnam shall submit to KDIC a detailed implementation plan (“Detailed Implementation Plan”) within two (2) months from the receipt of such requests.

3.2	KDIC may request Kyongnam to modify the Detailed Implementation Plan if KDIC deems it necessary to do so after the review thereof, and Kyongnam shall reflect such modification as requested by KDIC to the Detailed Implementation Plan.

3.3	In case KDIC adopts the Detailed Implementation Plan as submitted and amended in accordance with Section 3.1 and 3.2, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Detailed Implementation Plan.

Article 4 Amendments of Business Normalization Plan

4.1	In the event where it is deemed that Kyongnam is not likely to implement the Business Normalization Plan due to revision of applicable laws and regulations such as criteria for asset soundness classification, or substantial changes in the external environments such as changes in the market conditions, Kyongnam may immediately report to KDIC thereof and subsequently submit to KDIC proposed amendments to the Business Normalization Plan (“Proposed Amendments to the Business Normalization Plan”).

4.2	If KDIC concludes that the Proposed Amendments to the Business Normalization Plan submitted in accordance with Section 4.1 is reasonable after review thereof, KDIC may adopt the proposed plan. In that case, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Proposed Amendments to the Business Normalization Plan.

4.3	KDIC may request Kyongnam to modify the Proposed Amendments to the Business Normalization Plan submitted by Kyongnam under Section 4.1 above, and Kyongnam shall reflect such modification as requested by KDIC to the Proposed Amendments to the Business Normalization Plan.

Article 5 Supplement to the Business Normalization Plan

5.1	Kyongnam shall additionally submit to KDIC any new Business Normalization Plan and Mandatory Implementation Plan three (3) months prior to the expiration of the Business Normalization Plan, unless this Agreement is no longer effective in accordance with Article 12 hereof.

5.2	KDIC may request Kyongnam to modify the Business Normalization Plan and Mandatory Implementation Plan submitted by Kyongnam under Section 5.1 above, and Kyongnam shall reflect such modifications as requested by KDIC to the Business Normalization Plan and Mandatory Implementation Plan.

Article 6 Reporting and Inspection on Implementation of the Business Normalization Plan

6.1	Kyongnam shall submit to KDIC a report in accordance with Section 6.3 (“Implementation Report”) so that KDIC may inspect the implementation of the Business Normalization Plan, and such report shall include the followings:

6.1.1	Summary of changes in the market conditions during the relevant term;
6.1.2	Overview on the business and financial conditions including financial statements;

6.1.3	Description of the goals to be performed or attained during the relevant term in respect of each plan itemized in the Business Normalization Plan;
6.1.4	Contents and results of performance of each itemized plan as specified in the foregoing Section 6.1.3;
6.1.5	Any issues or problems incurred in the course of fulfilling the Business Normalization Plan during the relevant term;
6.1.6	Any itemized plans resulting in poor performance, the reasons therefor and measures for the remedy thereof;
6.1.7	Self-evaluation on the results of the performance compared to the Business Normalization Plan; and
6.1.8	Any implementing plans for the immediately following term.

6.2	In preparing financial statements under Section 6.1.2, Kyongnam shall not distort its financial conditions through any discretionary accounting treatments such as adjusting the expected loan loss ratio without clear supporting evidence for repayment feasibility of the debtors.

6.3	Kyongnam shall submit to KDIC the Implementation Report under Section 6.1 on a quarterly basis by the last day of the month immediately following the relevant fiscal quarter (including the quarter where this Agreement is executed).

6.4	Apart from the periodic Implementation Reports submitted by Kyongnam under Section 6.3 above, if KDIC deems it necessary to inspect the implementation of the Business Normalization Plan, it may request Kyongnam to submit materials relevant to the Business Normalization Plan. In such case, Kyongnam shall submit to KDIC the requested materials within seven (7) business days, unless there is any special reason.

Article 7 Evaluation by Experts and Report of Evaluation

7.1	KDIC may request Kyongnam to engage any expert with the consultation of KDIC to evaluate all relevant documents including the Business Normalization Plan, Detailed Implementation Plan for Business Normalization Plan, Proposed Amendments to the Business Normalization Plan, and Implementation Report if KDIC deems it necessary to do so for the performance of the obligation under Articles 3 through 6, and in that case Kyongnam shall not reject such request.

7.2	Kyongnam shall submit to KDIC a report with respect to the results of any evaluations performed by an expert as described in Section 7.1.

Article 8 Investigations by KDIC

8.1	When KDIC determines that it is necessary to investigate the cause of insolvent operation or any delays in performing the obligations of Kyongnam under this Agreement as a result of reviewing the reports or any other documents submitted by Kyongnam pursuant to Articles 6 or 7, KDIC may have the authority to investigate the business operations and financial conditions and Kyongnam shall make best efforts to provide its full cooperation in such investigation.

8.2	For the purpose of carrying out the investigations described in Article 10, KDIC may directly investigate any and all documents, electronic records and officers and employees of Kyongnam and Kyongnam shall make best efforts to provide its full cooperation in respect thereof and shall provide or support with personnel or expenses necessary for the investigation by KDIC.

Article 9 Measures against the Failure of Implementation

9.1	In the event KDIC deems that Kyongnam does not perform fully the Business Normalization Plan including the Mandatory Implementation Plan, KDIC may request Kyongnam to take any of the following measures, and in such case, Kyongnam shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures:

9.1.1	Any disciplinary actions against an officer or employee of Kyongnam, including warnings, reprimands, salary reductions, suspensions in the execution of official duties and dismissals;
9.1.2	Require adjustments in capital, or disposal of assets;
9.1.3	Improve or reduce personnel and operation;
9.1.4	Close or integrate branches or organizations, or limit new establishment thereof, or reduce its subsidiaries;
9.1.5	Prohibit acquisition of asset with high default risk or market risk or dispose already purchased assets at risk;
9.1.6	Set restrictions on investment of fixed asset or limit new entry into new business sector or new investment in stocks;

9.1.7	Partial suspension or partial transfer of business;
9.1.8	Prohibit sales of specific finance products;
9.1.9	Enter into a transaction involving a merger or acquisition or incorporate into a holding company;
9.1.10	Transfer financial transactions such as deposits and loans; and
9.1.11	Other measures similar to Sections 9.1.1 through 9.1.10, which are deemed to be necessary for business normalization of Kyongnam and protection of depositors.

9.2	In the event where Kyongnam or its officers or employees delay in making such reports or make a false or fraud statement in such reports as specified in Articles 6 and 7 above, or refuse, interrupt, or neglect any business or requests made by KDIC according to this Agreement including but not limited to the provisions of Article 8 above, KDIC may request Kyongnam to take any disciplinary actions such as dismissal of its officers or employees, or directly request Kyongnam’s officers to resign. In such case Kyongnam and its officers shall immediately obey such requests from KDIC.

9.3	In the event where Kyongnam fails to perform within the relevant period such financial goals as designated in the form of the financial ratio in the Mandatory Implementation Plan, it shall not take any action for the improvement of any employees’ benefit programs, which may require Kyongnam to bear additional expenses, until such financial goals are fully attained, except for the occurrence of any unavoidable reasons such as any changes in applicable laws and regulations.

9.4	In the event Kyongnam fails to perform within the relevant period any part of the Business Normalization Plan other than the Mandatory Implementation Plan, KDIC may request Kyongnam to perform thereof within three (3) months. KDIC may request Kyongnam to carry out such measures as specified in Section 9.1 if Kyongnam fails to perform within the relevant period, and Kyongnam shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures.

Article 10 Liability for Damages

10.1	KDIC may request Kyongnam to claim for damages against any former or incumbent officers or employees, any persons who instructs conduct of business under Article 401-2 of the Commercial Code or any other third party who have caused damages to Kyongnam (collectively, the “Responsible Persons” in Section 10.1), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Kyongnam. In this case, Kyongnam shall immediately take such measures as requested by KDIC and report to KDIC the proceedings and results thereof.

10.2	KDIC may request Kyongnam to claim for damages in person or subrogation against any former or current officers or employees of Kyongnam’s debtor, an insolvent company, any persons who instructs conduct of business under Article 401-2 of the Commercial Code, or any other third party who have caused damages to Kyongnam or the insolvent company (collectively, the “Responsible Persons” in Section 10.2), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Kyongnam or the insolvent company. In such case, Kyongnam shall immediately take such measures as requested by KDIC and report to KDIC on the proceedings and results thereof.

Article 11 Recuperation of the Funds, etc.

11.1	In order to support KDIC for recuperation of its invested public funds in a timely and profitable manner, Kyongnam shall take any necessary actions including but not limited to profit dividends on shareholders or cancellation of shares with consideration to the extent such actions do not cause a material adverse effect on the Business Normalization Plan.

11.2	Kyongnam shall make best efforts in cooperation with KDIC when KDIC intends to take any actions to liquidate shares or claims held by it including but not limited to the sale or pledge of the shares or claims of Kyongnam.

Article 12 Effective Period

12.1	This Agreement shall become effective from the date on which KDIC and Kyongnam has affixed their respective seals and signatures hereto.

12.2	This Agreement shall become null and void at the time when KDIC is no longer the largest shareholder of Kyongnam. However, if Kyongnam is incorporated into WFH the Agreement will become null and void at the time KDIC is no longer the largest shareholder of WFH.

Article 13 Miscellaneous

13.1	This Agreement shall not affect any rights reserved by KDIC as a shareholder or creditor, or any rights reserved by it under the Depositor Protection Act and other relevant laws and regulation.

13.2	If any term or provision hereof is invalid or unenforceable for any reasons whatsoever, such invalidity or unenforceability does not affect the remaining parts of this Agreement.

13.3	In the case there exist any discrepancies regarding the interpretation of this Agreement, Kyongnam will respect the interpretation by KDIC to the extent that such is in consistence with the purpose of this Agreement as set out in Article 1 above.

13.4	Any dispute arising out of or in connection with this Agreement or the performance of obligations hereunder shall be submitted to the non-exclusive jurisdiction of the Seoul District Court to be a court of the first instance.

December 30, 2000

Korea Deposit Insurance Corporation	Chief Executive Officer	Sang Yong Lee

Kyongnam Bank	Chief Executive Officer	Dong Hoon Park

Appendix I. Supplement Management Normalization Plan for Kyongnam Bank

A. Financial Ratio Targets (Minimum Requirements)

(%, W100m)

	2003				2004
Items	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Capital adequacy ratio (%)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Return on total assets (%)	0.9	1.0	1.0	1.0	0.9	1.0	1.0	1.0
Expense-to-revenue ratio (%)	52.0	50.0	50.0	49.0	53.0	52.0	50.5	49.0
Operating income per employee	2.4	2.4	2.4	2.5	2.5	2.6	2.6	2.7
Non-performing loan ratio (%)	2.2	2.2	2.1	2.0	2.0	1.9	1.9	1.8
Net non-performing loan ratio (%)	1.4	1.4	1.3	1.3	1.3	1.3	1.2	1.2

*	In the case that IT-related costs are different from target amounts (W2.26 bn in 2003, W2.62 bn in 2004), the return on total assets and expense-to-revenue ratio may be adjusted to reflect the difference.

**	In the case that actual disposal timing and proceeds of our credit card operations are lower than our target timing and amount (W91 bn by July 2003), the expense-to-revenue ratio and operating income per employee may be adjusted to reflect the difference.

***	In the case that the return on total assets is below expected targets due to changes in policies concerning loan loss provisioning for corporate loans by the Financial Supervisory Service, the return on total assets may be adjusted to reflect additional provisioning.

B. Non-Financial Requirements

Business	Plan			Target Date
Restructuring of banking sector	■	•	Standardization and integration of IT Integration of IT	Sep 2003
		•	Share advanced Infrastructure	From Sep 2003

	■		Complete transfer of credit card sector to Woori Credit Card	Jun 2003

	■		Execute a business alliance agreement and agent fee agreement with Woori Credit Card	Sep 2003; Mar 2004

	■		Promote using unified Group logo and symbol	Dec 2003
		•	Use Group logo and symbol on bank sign, etc.

Other businesses	■		Continue and improve operation on system set out from previous Management Normalization Plan	Continuous

	■		Set up effective operation plan on man power and expense	Continuous